EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Parent Company	Onfolio Holdings Inc	Delaware

Subsidiaries	Onfolio LLC	Delaware
	Vital Reaction LLC	Delaware
	Onfolio Assets, LLC	Delaware
	SEO Butler Limited	England/Whales
	Proofreadanywhere LLC	Delaware
	Contentellect LLC	Delaware
	WP Folio LLC	Delaware
	RevenueZen, LLC	Delaware
	DDS Rank, LLC	Delaware
	Eastern Standard, LLC	Delaware
	Onfolio Management, LLC	Delaware
	DealPipe, LLC	Delaware
	Pace Generative LLC	Delaware